SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HENNESSY CAPITAL ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per whole share

(Title of Class of Securities)

425886 116

(CUSIP Number of Common Stock Underlying Warrants)

Daniel J. Hennessy

Chairman and Chief Executive Officer

Hennessy Capital Acquisition Corp.

700 Louisiana Street, Suite 900

Houston, Texas 77002

Telephone: 713-300-8242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of Filing Persons)

with copies to:

Jeffrey N. Smith, Esq.

Michael P. Heinz, Esq.

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

Stuart Neuhauser, Esq.

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105-0302

Telephone: (212) 370-1300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$ 2,300,000	$ 267.26

*	Estimated for purposes of calculating the amount of the filing fee only. Hennessy Capital Acquisition Corp. (the “Company”) is offering holders of up to 5,750,000 of the Company’s warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at an exercise price of $5.75 per half share ($11.50 per whole share), subject to adjustment (the “Warrants”), the opportunity to exchange such Warrants for Shares by tendering one Warrant in exchange for 0.1 of a Share. The amount of the filing fee assumes that all 5,750,000 Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $116.20 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the Nasdaq Capital Market on January 6, 2015, which was $0.40.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ¨☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Hennessy Capital Acquisition Corp., a Delaware corporation (“Hennessy Capital” or the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at an exercise price of $5.75 per half share ($11.50 per whole share), subject to adjustment (the “Warrants”), to exchange 0.1 of a Share in exchange for every Warrant tendered by the holders thereof (approximately one Share for every ten Warrants tendered), up to a maximum of 5,750,000 Warrants, subject to proration, as described herein. The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated January 7, 2015 (the “Offer to Exchange”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Exchange and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Exchange titled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Hennessy Capital Acquisition Corp., a Delaware corporation. The address of the Company’s principal executive offices is 700 Louisiana Street, Suite 900, Houston, Texas 77002. The Company’s telephone number is 713-300-8242.

(b) Securities. The subject class of securities consists of all 23,625,000 currently outstanding Warrants which are eligible to be tendered pursuant to the Offer (subject to proration as described below), which consist of 11,500,000 Warrants originally sold as part of Units in our initial public offering in January 2014 (the “IPO”) (the “Public Warrants”), and 12,125,000 Warrants issued in a private placement to Hennessy Capital Partners I LLC (the “Sponsor”) in connection with our IPO (the “Placement Warrants”). However, our Sponsor, our directors and our officers have agreed not to participate in the Offer. On September 21, 2014, the Company entered into a Sponsor Warrant Exchange Letter Agreement (the “Sponsor Warrant Exchange Letter Agreement”) with the Sponsor and The Traxis Group B.V., which provides for the exchange of that number of outstanding Placement Warrants equal to (i) 12,125,000 less (ii) the number of Warrants validly tendered and accepted for exchange pursuant to the Offer, in exchange for Shares at an exchange ratio of 0.1 of a Share per each Placement Warrant (the “Sponsor Warrant Exchange”).

All outstanding Warrants are exercisable for an aggregate of 11,812,500 Shares. The actual number of Shares that will be issued will depend on the number of Warrants tendered and accepted for exchange in the Offer and subsequently cancelled. If the maximum number of Warrants is tendered in the Offer, an aggregate of approximately 575,000 Shares will be issued in connection with the Offer.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “The Offer, Section 6. Price Range of Shares, Units and Warrants; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o Hennessy Capital Acquisition Corp., 700 Louisiana Street, Suite 900, Houston, Texas 77002 and the telephone number for each such person is 713-300-8242.

Name	Position
Daniel J. Hennessy	Chairman of the Board of Directors and Chief Executive Officer
Kevin Charlton	President, Chief Operating Officer and Director
Charles B. Lowrey II	Executive Vice President, Chief Financial Officer and Secretary
Bradley Bell	Director
Peter Shea	Director
Richard Burns	Director

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases. The information set forth in the Offer to Exchange under “The Offer, Section 5.D. Background and Purpose of the Offer—Interests of Directors, Officers and our Sponsor” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Company will retire and cancel all Warrants validly tendered and accepted for exchange pursuant to the Offer.

(c) Plans. The exchange of each Warrant pursuant to the Offer will result in the acquisition by the exchanging holder of 0.1 of a Share in accordance with the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under “The Business Combination” and in the Preliminary Proxy Statement on Schedule 14A filed by the Company on December 23, 2014 under “The Business Combination Proposal,” “The Charter Proposals” and “Director Election Proposal” is incorporated herein by reference as set forth below.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in the Offer to Exchange under “The Offer, Section 5.D. Interests of Directors, Officers and our Sponsor” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer to Exchange under “The Offer, Section 5.D. Interests of Directors, Officers and our Sponsor” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth under Section 12 “Information Agent and Depositary” and Section 13 “Fees and Expenses” in the Offer to Exchange is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer to Exchange, other than certain officers or directors of the Company, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation. See the information set forth on the front cover pages of the Offer to Exchange.

Item 10.	Financial Statements.

(a) Financial Information. The financial information set forth in the Offer to Exchange under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. The pro forma financial information set forth in the Offer to Exchange under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

Item 11.	Additional Information.

The information set forth in the Offer to Exchange and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index included following the Signature page is incorporated by reference herein.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENNESSY CAPITAL ACQUISITION CORP.

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Chairman Chief Executive Officer

Date: January 7, 2015

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange dated January 7, 2015.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	Press release, issued by the Company on September 22, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed by the Company on September 22, 2014).

(a)(5)(B)	Current Report on Form 8-K dated September 21, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by the Company on September 24, 2014).

(a)(5)(C)	Press release, issued by the Company on January 7, 2015.

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of Hennessy Capital Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(2)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-192982), filed with the SEC on December 20, 2013).

(d)(3)	Securities Subscription Agreement by and between the Company and Hennessy Capital Partners I LLC, dated as of September 24, 2013 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-192982), filed with the SEC on December 20, 2013).

(d)(4)	Sponsor Warrants Purchase Agreement by and between the Company and Hennessy Capital Partners I LLC, dated as of October 15, 2013 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-192982), filed with the SEC on December 20, 2013).

(d)(5)	Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(6)	Specimen Warrant Certificate (incorporated by reference to Exhibit A to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(7)	Registration Rights Agreement among the Company and certain holders party thereto, dated January 16, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(8)	Letter Agreement by and among the Company, Hennessy Capital Partners I LLC and the insiders named therein, dated January 16, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on January 23, 2014).

(d)(9)	Purchase Agreement between the Company and The Traxis Group B.V., dated September 21, 2014 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(10)	Form of Backstop and Subscription Agreement by and among the Company, The Traxis Group B.V., Hennessy Capital Partners I LLC and the investor named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(11)	Amended and Restated Subscription Agreement among the Company and certain subscribers party thereto, dated September 23, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(12)	Voting and Support Agreement among The Traxis Group B.V., Hennessy Capital Partners I LLC and the stockholders set forth therein, dated September 21, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(13)	Director Removal Letter Agreement between The Traxis Group B.V. and Hennessy Capital Partners I LLC, dated September 21, 2014 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(14)	Sponsor Warrant Exchange Letter Agreement among the Company, The Traxis Group B.V. and Hennessy Capital Partners I LLC, dated January 21, 2014 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(15)	Form of Registration Rights Agreement among Blue Bird Corporation (formerly known as Hennessy Capital Acquisition Corp.), The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(16)	Form of Seller Lock-Up Agreement between the Company and The Traxis Group B.V. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(d)(17)	Form of Sponsor Lock-Up Agreement among The Traxis Group B.V., Hennessy Capital Partners I LLC and the stockholders set forth therein (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 001-36267), filed with the SEC on September 24, 2014).

(g)	Preliminary Proxy Statement of the Company (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company on December 23, 2014).

(h)	Not applicable.